February 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	Aurora Acquisition Corp.
Registration Statement on Form S-1
Filed February 24, 2021 as amended
File No. 333-253106

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Aurora Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 2, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, it has distributed approximately 300 copies of the Preliminary Prospectus dated March 1, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
as Representative of the Several Underwriters

By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]